SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Press Release: Parkinson’s UK Awards £150,000 to Study Prana’s PBT434

Parkinson’s UK Awards £150,000 to Study Prana’s PBT434

Dr. James Duce of University of Leeds – Principal Investigator

Melbourne – Wednesday 4 September, 2013: Prana Biotechnology (NASDAQ:PRAN; ASX:PBT) today announced that Parkinson’s UK has awarded £150,000 (AU$260,000) to The University of Leeds to study the mechanism of action of PBT434.

Principal Investigator Dr. James Duce, from The University of Leeds UK, will collaborate with Professor David Finkelstein of The Florey Institute of Neuroscience and Mental Health (FINMH) in Australia and Associate Professor Robert Cherny of FINMH and Prana’s Head of Research on the Study.

Dr. Duce has published extensively on the role of iron in both the healthy and diseased brain. The funds will be used over 18 months to study the mechanism of action of PBT434 in animal models of Parkinson’s disease and Parkinsonian syndromes. In particular, the work will focus on the ability of PBT434 to reduce the elevated iron levels in the Parkinsonian brain, attenuate oxidative stress and alter the function or abundance of iron regulated proteins.

Dr. Kieran Breen, Director of Research and Innovation at Parkinson’s UK commented: “This is a really exciting time for Parkinson’s research. We are now starting to identify drugs that will treat Parkinson’s – possibly slowing down or halting its progression – rather than just treating the symptoms”.

“This research has been funded by our innovative translational research programme. This takes basic research findings and helps to bring them closer to the clinic.  Research such as this could ultimately bring us closer to our ultimate goal – a cure for Parkinson’s.”

PBT434 is Prana’s lead drug under development for Parkinson’s disease, Parkinsonian syndromes, and other movement disorders. The drug has completed the first stage of preclinical toxicology studies, with the support of The Michael J. Fox Foundation, and is now completing further toxicology studies to be ready to start Phase 1 clinical trials at the end of 2014.

“PBT434 has proven effective in preventing neuronal loss and preserving motor function in three different animal models of Parkinson’s disease. PBT434 also inhibits the accumulation of alpha synuclein, a hallmark of the disease, which is promoted by increasing iron levels in the brain. Elevation of iron in the brain is a well-established pathological feature of Parkinson’s disease,” said Associate Professor Cherny, Prana’s Head of Research on the Study,

“The evidence so far suggests that PBT434 targets the biochemical pathways that influence the trafficking and distribution of iron in the brain. This generous award will allow us to gain more refined insights into PBT434’s therapeutic activity and better understand the pathological events underlying the disease.”

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Securities Exchange (ASX) in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com.

About Parkinson’s UK

Parkinson's UK is the UK's leading charity supporting those with the condition. Its mission is to find a cure and improve life for everyone affected by Parkinson's through cutting edge research, information, support and campaigning.

For advice, information and support, visit www.parkinsons.org.uk or call our free, confidential helpline on +44 808 800 0303. Help us to find a cure and improve life for everyone affected by Parkinson’s.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

USA: Vivian Chen or Christopher Chu Grayling T: +1 646-284-9400 Vivian.Chen@grayling.com Christopher.chu@grayling.com	Australia: Investor Relations Rebecca Wilson T: +61 3 9866 4722 E: rwilson@buchanwe.com.au	Media Relations Ben Oliver T: +61 3 8866 1233 E: boliver@buchanwe.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/	Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

September 6, 2013